03011324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 051425

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 27 2003 MAIL PROCESSING SECTION WASH. D.C. 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Community Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 North Union Street
(No. and Street)

Olean	NY	14760
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann M. Moneypenny Financial Operations Principal 315-445-7306
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name — *if individual, state last, first, middle name*)

One Lincoln Center	Syracuse	NY	13202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Ann M. Moneypenny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Community Investment Services, Inc., as of December 31, ~~19~~ 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DONNA J. DRENGEL
Notary Public, State of New York
Qualified in Onondaga County
No. 01DR4828846
Commission Expires June 30, 2003

Notary Public

Signature

Financial Operations Principal

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Community Investment Services, Inc.

Financial Statements

December 31, 2002

PRICEWATERHOUSECOOPERS

Community Investment Services, Inc.

Index

* These financial statements and supplemental schedules have not been included in the report as they are not applicable to Community Investment Services, Inc.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One Lincoln Center
Syracuse NY 13202-9972
Telephone (315) 474 8541
Facsimile (315) 473 1385

Report of Independent Accountants

To the Board of Directors of
Community Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Community Investment Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 23, 2003

Community Investment Services, Inc.

Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	133,219
Deposits with clearing brokers		25,000
Receivables from broker-dealers and clearing organizations		245,550
Furniture, fixtures and equipment, net		237,138
Prepaid expenses and other assets		123,372
Due from Community Bank System, Inc.		41,377
Total Assets	$	805,656
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	169,713
Due to Community Bank System, Inc.		36,081
Total liabilities		205,794
Stockholder's equity:		
Common stock, $1,400 stated value; 100 shares authorized, issued and outstanding		140,000
Additional paid-in capital		433,535
Retained earnings		26,327
Total stockholder's equity		599,862
Total Liabilities and Stockholder's Equity	$	805,656

The accompanying notes are an integral part of these financial statements.

Community Investment Services, Inc.

Statement of Income for the Year Ended December 31, 2002

Revenues:	
Commissions	$ 2,525,643
Interest and dividends	16,818
Investment advisory income	254,007
Other income	330,553
Total revenues	3,127,021
Expenses:	
Employee compensation and benefits	2,346,547
Clearance fees	158,664
Communications and data processing	82,426
Professional fees	65,547
General and administrative	130,955
Business development	124,772
Occupancy and maintenance	181,096
Other expenses	13,993
Total expenses	3,104,000
Net income before taxes	23,021
Income tax expense	(12,667)
Net Income	$ 10,354

The accompanying notes are an integral part of these financial statements.

Community Investment Services, Inc.

Statement of Changes in Stockholder's Equity
for the Year Ended December 31, 2002

	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2002	100	$ 140,000	$ 433,535	$ 215,973	$ 789,508
Dividends declared, $2,000 per share	-	-	-	(200,000)	(200,000)
Net income	-	-	-	10,354	10,354
Balance at December 31, 2002	100	$ 140,000	$ 433,535	$ 26,327	$ 599,862

The accompanying notes are an integral part of these financial statements.

Community Investment Services, Inc.

Statement of Cash Flows
for the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 10,354
Adjustments to reconcile net loss	
to net cash used in operating activities:	
Depreciation	71,161
Change in operating assets and liabilities:	
Receivable from clearing organizations and others	(14,851)
Prepaid expenses and other assets	86,200
Accounts payable and accrued liabilities	89,499
Due from/to Community Bank System, Inc.	(29,711)
Total adjustments	202,298
Net cash provided by operating activities	212,652
Cash flows from investing activities:	
Purchase of furniture, fixtures and equipment, net	(27,277)
Net cash used in investing activities	(27,277)
Cash flows from financing activities:	
Dividends paid	(200,000)
Net cash used in financing activities	(200,000)
Decrease in cash and cash equivalents	(14,625)
Cash and cash equivalents at the beginning of the year	147,844
Cash and Cash Equivalents at the End of the Year	$ 133,219

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Community Investment Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company is a New York Corporation that is a wholly-owned subsidiary of Community Bank, N.A. (the Bank), which is a wholly-owned subsidiary of Community Bank System, Inc. (the Parent).

The Company is an introducing securities broker providing investment transaction services on an agency basis and investment advisory services.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared on the accrual basis of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as to the collectibility of receivables and loans, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and highly liquid investments with original maturities of less than ninety days. The carrying amounts approximate fair values because of the short maturity of cash equivalents.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. The annual provision for depreciation is computed using the straight-line method in amounts sufficient to recognize the cost of depreciable assets over their estimated useful lives. Maintenance and repairs are charged to expense as incurred.

Securities Transactions

The Company clears all of its proprietary and customer transactions through an unaffiliated broker-dealer on a fully disclosed basis.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. Significant Accounting Policies (Continued)

Investment Advisory Income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Income taxes are calculated on a consolidated return basis, with the Company's pro rata share of current and deferred tax or benefit either remitted to or received from the Parent. Accordingly, the Company has not recorded deferred tax assets or liabilities.

Operating and General and Administrative Expenses

Operating and general and administrative expenses consist primarily of direct costs incurred by the Company. In addition, certain benefit costs such as medical expenses, pension expenses, and insurance expenses incurred by the Bank and the Parent are allocated to the Company based on the number of the Company's employees as a percentage of the Bank's and the Parent's employees. The Company has a receivable of $41,377 from the bank due to overcharging of these benefits. Other operating expenses and general and administrative expenses incurred by the Bank and the Parent that may impact the Company are not allocated to the Company by the Bank or the Parent.

3. Cash and Securities Segregated Under Federal and Other Regulations

There are no funds deposited by customers or funds accruing to customers as a result of trades or contracts. As a result, there are no cash or U. S. Treasury Bills segregated under the Commodity Exchange Act.

There is no cash aggregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Receivable from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2002, consist of the following:

Clearing broker-dealer receivable	$ 149,900
Fees and commissions receivable	95,650
	$ 245,550

5. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment consist of the following at December 31, 2002:

Building	$ 72,766
Leasehold improvements	1,448
Equipment	293,953
Furniture and fixtures	31,458
Uncompleted capital improvement	20,988
Furniture, fixtures and equipment, gross	420,613
Less: Accumulated depreciation	(183,475)
Furniture, fixtures and equipment, net	$ 237,138

6. Other Assets

Other assets include $104,800 of employee sign-on bonuses which are being expensed over the term of the respective employment agreements and employee loans. If the employee voluntarily terminates employment prior to expiration of the agreement the remaining balance of the bonus/loan must be repaid to the Company.

7. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, $50,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $156,399, which was $106,399 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.32 to 1.

9. Income Taxes

At December 31, 2002 the Company owed $36,081 in taxes to its Parent.

10. Employee Benefit Plans

The Company participates in the defined benefit and defined contribution plans sponsored by the Parent. Expenses incurred for the defined benefit and defined contribution plans approximated $38,015 and $27,823 during 2002, respectively.

11. Leases

The Company leases a building and office space pursuant to agreements that expire in 2006 and 2004, respectively. Rental expense included in occupancy and maintenance expense amounted to approximately $59,573 in 2002. The future minimum rental commitments as of December 31, 2002 for all noncancelable operating leases are as follows:

Year ended December 31:	
2003	$ 50,000
2004	50,000
2005	28,000
2006	18,667
	$ 146,667

Community Investment Services, Inc. — Schedule I

Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission
As of December 31, 2002

Net capital	
Total stockholder's equity qualified for net capital	$ 599,862
Add:	
Subordinated borrowing allowable in computation of net capital	-
Other (deductions) or allowable credits - deferred income taxes payable	-
Total capital and allowable subordinated borrowings	599,862
Deductions and/or charges:	
Nonallowable assets:	
Other assets	203,791
Fixed assets	237,138
Net capital before haircuts on securities positions (tentative net capital)	158,933
Haircuts on securities:	
Money Market Securities	2,534
Net capital	$ 156,399
Aggregate indebtedness:	
Items included in consolidated statement of financial condition:	
Accounts payable and other liabilities	$ 205,794
Total aggregate indebtedness	$ 205,794
Computation of basic net capital requirement	
Minimum net capital required	$ 50,000
Excess net capital	$ 106,399
Excess net capital at 1,000 percent	$ 135,820
Ratio: Aggregate indebtedness to net capital	1.32 to 1